Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
URANIUM RESOURCES, INC.

Uranium Resources, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.        The name of the Corporation is Uranium Resources, Inc.

2.        Article 4 of the Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby amended and restated in its entirety as follows:

ARTICLE 4

The total number of shares of all classes of stock which the Corporation has authority to issue is 200,000,000 shares with a par value of $0.001 per share. The shares are designated as Common Stock, have one vote per share and have identical rights and privileges in every respect. The holders of the stock of the Corporation shall have no preemptive rights to subscribe for any securities of the Corporation.

Effective as of January 22, 2013, at 5:00 p.m. Eastern Standard Time (the “Effective Time”), each ten (10) shares of the Common Stock issued and outstanding or held in the treasury (if any) immediately prior to the Effective Time shall be automatically reclassified and combined, without further action, into one (1) validly issued, fully paid and non-assessable share of Common Stock with a par value of $0.001 per share, subject to the treatment of fractional share interests as described below. There shall be no fractional shares issued. A holder of record of Common Stock immediately prior to the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment (without interest) in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported on the NASDAQ Capital Market, on the last trading day prior to the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”

3.        This Second Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.        This Certificate of Amendment shall become effective at 5:00 p.m. Eastern Standard Time on January 22, 2013.

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this 22nd day of January, 2013.

URANIUM RESOURCES, INC.

By:	/s/ Thomas H. Ehrlich
Name:	Thomas H. Ehrlich
Title:	Vice President, Secretary, Treasurer and Chief Financial Officer